May 23, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Johnny Gharib

100 F Street, N.E.

Washington, D.C.  20549

Re:                             uniQure N.V.

Registration Statement on Form S-3

File No. 333-216701

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, uniQure N.V. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-216701), as amended (the “Registration Statement”), so that it may become effective at 2:30 p.m. EST, on May 26, 2017, or as soon thereafter as practicable.

Very truly yours,

UNIQURE N.V.

By:	/s/ Maiken Keson-Brookes
	Name:	Maiken Keson-Brookes
	Title:	General Counsel